Exhibit 1


                           IMPORTANT NOTICE TO CERTAIN
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF KONINKLIJKE AHOLD N.V.

June 16, 2003

As a result of the announcement by Koninklijke Ahold N.V. ("Ahold") that, among other things, Ahold is required to restate its financial statements for its fiscal years 2000 and 2001, Deloitte & Touche accountants ("Deloitte & Touche"), Ahold's independent auditor, notified Ahold that they were withdrawing their audit opinions with respect to those financial statements. Because of this, the ability of participants in the Ahold USA, Inc. 401(k) Savings Plan Master Trust, the Stop & Shop Supermarket Company 401(k) Plan for Eligible Bargaining Unit Employees and the U.S. Foodservice 401(k) Retirement Savings Plan (collectively the "Plans") will temporarily be suspended commencing on June 24, 2003. We refer to this temporary suspension as the "Plan Blackout Period."

If you qualify as a "Designated Person" under Ahold's insider trading rules, you received a notice dated February 26, 2003 from John van den Dries of Deloitte & Touche and a further notice dated March 6, 2003 stating that, effective January 5, 2003, you are no longer able to trade or exchange Ahold shares, including interests in the Ahold American Depository Receipts (ADR) Fund in the Plans.

Ahold is required to provide this further notice to you and certain other executive officers and directors of Ahold in order to comply with Section 306(a) of the Sarbanes-Oxley Act of 2002. As a result of the imposition of the Plan Blackout Period, you are still prohibited from purchasing, selling or otherwise acquiring or transferring any Ahold equity security, including American Depository Receipts, during the Plan Blackout Period.

The Plan Blackout Period will end when Ahold is able to make certain necessary filings with the Securities and Exchange Commission, including, among others, its Annual Report on Form 20-F for its fiscal year 2002 which will contain audited financial statements for fiscal year 2002 and a related audit opinion. Although we cannot be certain of the exact date when the necessary filings will be made, we expect that the Plan Blackout Period will end during the week of August 10, 2003. During this time, you can determine whether the Plan Blackout Period is still in effect by calling the Ahold USA 401(k) Plan Retirement Line at 1-800-249-4015.

Please note that even after the Plan Blackout Period ends, you may still be prevented from purchasing or selling Ahold securities as a result of any other restrictions that may be imposed upon you under applicable law, regulation or company policy, such as, for example, regularly scheduled blackout periods.

If you have any questions concerning this notice, you should contact Ward Kraemer, Director of Retirement Plans at Ahold USA.